No Act PE 01/24/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025361

Received SEC
FEB 01 2012
Washington, DC 20549

February 1, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-12

Denise A. Horne
McDonald's Corporation
denise_horne@us.mcd.com

Re: McDonald's Corporation
Incoming letter dated January 24, 2012

Dear Ms. Horne:

This is in response to your letters dated January 24, 2012 and February 1, 2012 concerning the shareholder proposal submitted to McDonald's by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 1, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 24, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by McDonald's to amend McDonald's Restated Certificate of Incorporation to permit one or more shareholders having a "net long position" of at least 25% of the company's outstanding shares of common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by McDonald's directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

February 1, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing to supplement my letter dated January 24, 2012 requesting that the staff concur that McDonald's Corporation may exclude from its 2012 proxy materials the above-referenced shareholder proposal (the "Proposal").

As noted in my original letter, the basis on which we intend to exclude the Proposal is that it directly conflicts with a proposal the Company intends to submit for shareholder approval at its 2012 annual meeting of shareholders. We noted that the Company's board of directors was expected to approve the Company-sponsored proposal at its January 2012 meeting and undertook to notify the staff of the board's action after the meeting.

I write to confirm that, at a meeting held on January 26, 2012, the board of directors approved an amendment to the Company's Restated Certificate of Incorporation (the "Amendment") and directed that it be submitted for approval at the Company's 2012 annual meeting of shareholders. The Amendment, a copy of which is attached as Exhibit A, permits one or more shareholders having a "net long position" (as defined in the Amendment) of at least 25% of the Company's outstanding shares of common stock to call a special meeting of shareholders. The Proposal requests that the board of directors take action to permit shareholders holding at least 10% of the Company's voting securities to call a special meeting. Accordingly, for the reasons set forth in my original letter, the Proposal directly conflicts with a Company-sponsored proposal that will be submitted to shareholders for approval at the 2012 annual meeting, and therefore the Proposal is excludable under Rule 14a-8(i)(9).

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. Because we will be filing a preliminary proxy statement in early March, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate you sending it to me by e-mail at denise_horne@us.mcd.com.

Sincerely,

Denise A. Horne

Denise A. Home
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: John Chevedden
Alan L. Dye
Hogan Lovells
C. Alex Bahn
Hogan Lovells

Enclosure

Exhibit A

Charter Amendment

THIRTEENTH: Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Special meetings of stockholders of the Corporation may be called ~~upon not less than 10 nor more than 60 days' written notice~~ only by the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors~~. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation outstanding and entitled to vote thereon shall be required to amend, alter or repeal, or to adopt any provision inconsistent with, this Article Thirteenth.~~ or by the Secretary of the Corporation at the written request of stockholders who have, or who are acting on behalf of beneficial owners who have, an aggregate "net long position" of not less than 25% of the outstanding shares of Common Stock as of the record date fixed in accordance with the By-Laws (as amended from time to time) to determine who may deliver a written request to call such special meeting; provided that each such stockholder, or beneficial owner directing such stockholder, must have held such "net long position" included in such aggregate amount continuously for the one-year period ending on such record date and must continue to hold such "net long position" through the date of the conclusion of the special meeting. "Net long position" shall be determined with respect to each stockholder requesting a special meeting and each beneficial owner who is directing a stockholder to act on such owner's behalf (each stockholder and owner, a "party") in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended from time to time, provided that (x) for purposes of such definition, in determining such party's "short position," the reference in Rule 14e-4 to "the date that a tender offer is first publicly announced or otherwise made known by the bidder to holders of the security to be acquired" shall be the record date fixed to determine the stockholders entitled to deliver a written request for a special meeting, and the reference to the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of the Corporation's Common Stock on the New York Stock Exchange (or such other securities exchange designated by the Board of Directors if the Common Stock is not listed for trading on the New York Stock Exchange) on such record date (or, if such date is not a trading day, the next succeeding trading day) and (y) the net long position of such party shall be reduced by the number of shares as to which the Board of Directors determines that such party does not, or will not, have the right to vote or direct the vote at the special meeting or as to which the Board of Directors determines that such party has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.

The foregoing provisions of this Article Thirteenth (other than the first sentence of this Article Thirteenth) shall be subject to the provisions of the By-Laws (as amended from time to time) that limit the ability to make a request for a special meeting and that specify the circumstances pursuant to which a request for a special meeting will be deemed to be revoked. The Board of Directors shall have the authority to interpret the provisions of this Article Thirteenth and the By-Laws relating to special meetings of stockholders and to determine whether a party has complied with such provisions. Each such interpretation and determination shall be set forth in a written resolution filed with the Secretary of the Corporation and shall be binding on the Corporation and its stockholders.

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

Rule 14a-8(i)(9)

January 24, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am the Corporate Vice President, Associate General Counsel and Assistant Secretary of McDonald's Corporation (the "Company"). The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Shareholder Proposal") submitted by John Chevedden (the "Proponent").

We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Shareholder Proposal from its 2012 proxy materials on the ground that it conflicts with a proposal the Company intends to include in the proxy materials and therefore may be excluded in reliance on Rule 14a-8(i)(9).

A copy of the Shareholder Proposal, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are simultaneously being sent to the Proponent.

Rule 14a-8(k) and SLB 14D require a shareholder proponent to send to the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. The Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned at denise_horne@us.mcd.com.

The Company currently intends to file its 2012 preliminary proxy materials with the Commission on or about March 5, 2012 and to file definitive proxy materials on or about April 13, 2012.

THE PROPOSAL

The Shareholder Proposal requests that the Company include in its 2012 proxy materials the following resolution:

> "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law."

BASIS FOR EXCLUSION

Rule 14a-8(i)(9) – The Shareholder Proposal Directly Conflicts with a Proposal to be Submitted by the Company at its 2012 Annual Meeting of Shareholders

A. The Exclusion

Rule 14a-8(i)(9) provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" for exclusion of the shareholder proposal to be appropriate. *SEC Release No. 34-40018*, at n. 27 (May 21, 1998).

B. The Company Proposal

Neither the Company's Restated Certificate of Incorporation ("Charter") nor its By-Laws permit shareholders to call a special meeting of the Company's shareholders. Specifically, Article

Thirteenth of the Charter provides that "[s]pecial meetings of stockholders...may be called only by the Board of Directors..." In addition, Article II, Section 8 of the Company's By-Laws provides that "[s]pecial meetings of the stockholders ... may be called only by the Board of Directors..."

The Company anticipates that the Board will approve an amendment to the Charter (the "Amendment") at a previously scheduled meeting to be held before the end of January 2012, to permit the Company's shareholders to request a special meeting of shareholders. While it is not yet determined how many shares of the Company's voting securities a shareholder or group of shareholders would need to own to be eligible to call a special meeting, it is possible that the threshold approved by the Board could differ from the 10% threshold sought by the Proposal. If the Board approves the Amendment, the Company will include in its 2012 proxy statement a proposal seeking shareholder approval of the Amendment (the "Company Proposal"). If the Company Proposal is approved by shareholders, the Board will then amend the Company's By-Laws to permit shareholders to call a special meeting in accordance with the Charter.

C. <u>The Shareholder Proposal Conflicts with the Company Proposal</u>

The staff has consistently taken the position that when a company-sponsored proposal and a shareholder proposal present alternative and conflicting decisions for shareholders and submitting both to a vote could cause inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). On this basis, the staff has previously permitted exclusion of shareholder proposals under circumstances similar to those present here.

In *FirstEnergy Corp.* (February 23, 2011), for example, the staff allowed the company to exclude a proposal seeking to allow holders of 10% of the company's outstanding stock to call a special meeting of shareholders, where the company represented that it would include in its proxy statement a company-sponsored proposal to allow holders of 25% of the company's outstanding stock to call a special meeting. The staff noted in its response the company's representation that the two proposals "directly conflict" and "would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results."

The *FirstEnergy Corp.* letter is only the most recent in a long line of staff letters allowing exclusion of a shareholder proposal giving shareholders the right to call a special meeting where a company-sponsored proposal would give shareholders the same right but would impose a higher ownership threshold. See *Southwestern Energy* (February 28, 2011) (shareholder proposal sought a threshold of 10% while company proposal sought threshold of 20%); *Express Scripts, Inc.* (January 31, 2011) (two shareholder proposals sought thresholds of 10% and 20% , respectively, while company proposal sought threshold of 35%); *Altera Corp.* (January 24, 2011) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 20%); *Danaher Corp.* (January 21, 2011) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 25%); *Mattel, Inc.* (January 13, 2011) (shareholder proposal sought threshold of 10% while company proposal sought a threshold of 15%); *Textron, Inc.* (January 5, 2011, reconsideration denied March 8, 2011) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 25%); *Allstate Corp.* (January 4, 2011) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 20%); *Gilead Sciences, Inc.* (January 4, 2011) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 20%); *Marathon Oil Corp.* (December 23, 2010) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 20%); *Fortune Brands, Inc.* (December 16, 2010) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 25%); and *The Hain Celestial Group, Inc.* (September 16, 2010) (shareholder proposal sought threshold of 10% while company proposal sought threshold of 25%).

As demonstrated by the precedent cited above, the Company Proposal and the Shareholder Proposal could present alternative and conflicting decisions to shareholders voting on the proposals and could present conflicting results if shareholders were to vote on both proposals. Accordingly, the Shareholder Proposal is excludable under Rule 14a-8(i)(9).

D. <u>Notice of Board's Action</u>

The Board is expected to approve the Amendment, and direct that it be submitted to shareholders for approval, at its upcoming meeting. Where, as here, action by the board of directors to implement a proposal takes place after the deadline for the company's submission to the staff of notice of its intention to exclude the proposal, the staff nevertheless permits exclusion of the proposal so long as the company notifies the staff of the board's action promptly after it occurs. See, e.g., *FirstEnergy Corp.* (February 23, 2011) (allowing exclusion of a shareholder proposal where the company notified the staff of its intention to omit the proposal under Rule 14a-8(i)(9) on the ground that the board of directors was expected to take action that would cause a company proposal to directly conflict with the shareholder proposal). As contemplated by this letter, the Company hereby undertakes to notify the staff and the Proponent of the Board's action promptly after its meeting.

CONCLUSION

For the reasons set forth above, it is our view that the Company may exclude the Shareholder Proposal from its 2012 proxy materials under Rule 14a-8(i)(9). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Shareholder Proposal.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. Because we will be filing a preliminary proxy statement, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at denise_horne@us.mcd.com.

Sincerely,

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: John Chevedden
Alan L. Dye
C. Alex Bahn
Hogan Lovells

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

Flores Noemi

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 05, 2011 11:27 PM
To: Corporate Secretary
Cc: Flores Noemi
Subject: Rule 14a-8 Proposal (MCD)
Attachments: CCE00019.pdf

Dear Ms. Santona,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Andrew J. McKenna
Chairman of the Board
McDonald's Corporation (MCD)
[redacted]

Dear Mr. McKenna,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — Date: December 5, 2011

cc: Gloria Santona [redacted]
Corporate Secretary
[redacted]
Noemi Flores [redacted]
[redacted]

[MCD: Rule 14a-8 Proposal, December 5, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can be accomplished by adding a few enabling words to Section 8 of our bylaws:
"Section 8 – Special Meetings – Special meetings of the stockholders for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors and shall be called by the Secretary in accordance with any such resolution."

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," "High Concern" regarding Takeover Defenses and "High Concern" regarding executive pay – $20 million for our CEO James Skinner.

Five directors had 12 to 22-years long-tenure. And such directors were allowed to hold 63% of the seats on our key audit and nomination committees and also chair these committees. This included Enrique Hernandez, who chaired our Audit committee and received our highest negative votes. The Corporate Library said long-tenured directors can often form relationships that can compromise their independence and therefore hinder their ability to provide effective oversight. Plus a former CEO was allowed to chair our executive pay committee – Robert Eckert.

Andrew McKenna, the Chairman of our board was age 81 – succession-planning concern. Plus Mr. McKenna also chaired our nomination committee. Directors age 73 to 81 had 36% of the seats on our audit and nomination committees. On the other hand the recently retired Mattel CEO Robert Eckert gave the example of retiring at approximately age 56.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Flores Noemi

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 07, 2011 8:13 AM
To: Corporate Secretary; Flores Noemi
Subject: Rule 14a-8 Proposal (MCD) rtr
Attachments: CCE00001.pdf

Dear Ms. Santona, Attached is the Rule 14a-8 proposal ownership letter. Please let me know whether there is any question.
Sincerely,
John Chevedden

RAM TRUST SERVICES

Post-it® Fax Note 7671	Date 12-7-11	# of pages ▶
To Noemi Flores	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # [redacted]	Fax #	

December 7, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 100 shares of American Tower Corp. (AMT common stock – CUSIP:029912201), 60 shares of McDonalds Corp. (MCD common stock – CUSIP:580135101), 90 shares of Southwestern Energy Company (SWN common stock– CUSIP:845467109), 75 shares of Union Pacific Corp. (UNP common stock – CUSIP:907818108), and 225 shares of Western Union Co. (WU common stock – CUSIP:959802109) since at least November 30, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely;

Cynthia C. O'Rourke

Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Flores Noemi

From: Flores Noemi
Sent: Friday, December 16, 2011 6:19 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Letter from McDonald's
Attachments: CHEVEDDEN.pdf

Mr. Chevedden,

Please see the attached letter from McDonald's Corporation regarding the proposal that you submitted to the company on special shareholder meetings.

Noemi

====================

Noemi Flores
Senior Counsel
McDonald's Corporation
[redacted]

McDonald's Corporation
[redacted]

December 16, 2011

By E-mail and Overnight Courier

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal Regarding Special Shareholder Meetings

Dear Mr. Chevedden,

We are in receipt of your letter dated December 5, 2011, to which you attached a shareholder proposal regarding special shareholder meetings. We are also in receipt of your e-mail from December 7, 2011, which contained a letter from Ram Trust Services.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Because you are not a record holder of McDonald's Corporation common stock, you may substantiate your ownership in either of two ways:

1. you may provide a written statement from the record holder of the shares of McDonald's Corporation common stock beneficially owned by you, verifying that, on December 5, 2011, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of McDonald's Corporation common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting your ownership of the requisite number or value of shares of McDonald's Corporation common stock as of or before the date on which the one-year eligibility period began, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

The staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission recently provided guidance to assist companies and investors with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (CF) (October 19, 2011), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC (Depository Trust Company) participant.

We have reviewed the letter you provided from Ram Trust Services. The letter from Ram Trust Services does not provide adequate proof of your ownership of McDonald's Corporation common stock for purposes of Rule 14a-8(b). Ram Trust Services is not a holder of record of McDonald's Corporation common stock, nor is it listed as a DTC participant. Accordingly, Ram Trust Services is not a "record holder" for purposes of verifying your ownership of McDonald's Corporation common stock under Rule 14a-8(b). In addition, the letter from Ram Trust Services was not dated with the same date on which you submitted your proposal.

To correct these deficiencies, please provide a written statement from a record owner or DTC participant through which your shares are held, verifying that on December 5, 2011, you had continuously held at least $2,000 in market value, or 1%, of McDonald's Corporation common stock for at least one year. Pursuant to Rule 14a-8(f), you must correct this deficiency with a response that is postmarked, or transmitted electronically, no later than 14 calendar days after you receive this notice.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference. I have also enclosed a copy of Staff Legal Bulletin No. 14F.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
[redacted]

Enclosures (Rule 14a-8 and Legal Bulletin 14F)

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Flores Noemi

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 21, 2011 9:54 AM
To: Flores Noemi
Subject: Rule 14a-8 Proposal (MCD) rtr
Attachments: CCE00006.pdf

Dear Ms. Flores, Attached are the Rule 14a-8 proposal ownership letters. Please let me know tomorrow whether there is any question.

Sincerely,
John Chevedden

RAM TRUST SERVICES

Post-it® Fax Note 7671	Date 12-21-11	# of pages ▶
To Noemi Flores	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # [redacted]	Fax #	

December 21, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: <u>Proposal Submitted to McDonald's Corporation by John R. Chevedden</u>

To Whom It May Concern,

We wish to confirm as follows:

John R. Chevedden owns no fewer than 60 shares of McDonald's Corporation, (MCD) CUSIP #580135101 and has held them continuously since at least November 1, 2010.

Mr. Chevedden is a client of Ram Trust Services ("RTS"). RTS acts as his custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for RTS. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

Mr. Chevedden individually meets the requirements set forth in rule 14a-8(b)(1). To repeat, these shares are held by Northern Trust as master custodian for RTS. All of the shares have been held continuously since at least November 1, 2010, and Mr. Chevedden intends to continue to hold such shares through the date of the McDonald's Corporation 2012 annual meeting.

I enclose a copy of Northern Trust's letter dated December 21, 2011 as proof of ownership in our account for the requisite time period.

Please contact me if I can be of further assistance, or if you should require additional documentation related to Mr. Chevedden's proposal.

Sincerely,

Cynthia O'Rourke
Sr. Portfolio Manager

Enclosure.

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Northern Trust

December 21, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: McDonald's Corporation (Shareholder Resolution) CUSIP # 580135101
Account ***FISMA & OMB Memorandum M-07-16*** Ram Trust Services

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 20, 2011, Ram Trust Services held 34,131 shares of McDonald's Corporation, Company CUSIP # 580135101.

The above account has continuously held at least 60 shares of MCD common stock since at least November 1, 2010.

Sincerely,

Staggs

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services